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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69983

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ledger Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Rockefeller Plaza, Suite 24C
(No. and Street)

New York	NY	10104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

330 N Wabash Avenue, Suite 3200	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Alexander Freiberg</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Ledger Capital Markets, LLC</u>, as of <u>12/31</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ARMANDO SMITH
Notary Public - State of Florida
Commission # HH610345
Expires on November 6, 2028

Signature: *Alexander Freiberg*

Title: _____
CEO

Armando Smith
_____
Notary Public

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ledger Capital Markets, LLC

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
For the Period From July 1, 2023 to December 31, 2024

Ledger Capital Markets, LLC

For the Period From July 1, 2023 to December 31, 2024



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

200 Park Avenue, 38th Floor
New York, NY 10166

Report of Independent Registered Public Accounting Firm

To the Members and Management of
Ledger Capital Markets, LLC
75 Rockefeller Plaza, Suite 24C
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Ledger Capital Markets, LLC (the "Broker-Dealer") as of December 31, 2024, and the related notes (collectively referred to as the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2024.

New York, New York

March 31, 2025

Ledger Capital Markets, LLC

Statement of Financial Condition

	December 31, 2024
ASSETS:	
Cash	$ 1,890,604
Accounts receivable	711,093
Unbilled receivable	5,834,465
Other assets	46,913
TOTAL ASSETS	$ 8,483,075
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	1,070,340
TOTAL LIABILITIES	$ 1,070,340
Commitments and contingencies (Note 7)	
Member's equity	7,412,735
TOTAL MEMBER'S EQUITY	$ 7,412,735
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,483,075

Ledger Capital Markets, LLC
Notes to Financial Statements

1. Organization and Nature of Business

Ledger Capital Markets, LLC (the "Company"), is a wholly owned subsidiary of Ledger Investing, Inc. (the "Parent"). The Company, a Delaware single member limited liability company formed on June 9, 2017, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company offers advisory services associated with the structuring and placement of insurance-linked securities ("ILS Notes").

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Subsequent to the completion of the financial statements for the year ended June 30, 2023 the Company amended its fiscal year end from June 30 to December 31. The Company received permission from FINRA to include the period from July 1, 2023 through December 31, 2023 into a single financial statement incorporating the eighteen (18) month period from July 1, 2023 through December 31, 2024 incorporated herein.

Use of Estimates

The Company's financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the period presented. Actual results could differ from management estimates and changes in these estimates or assumptions could materially impact the Company's financial condition and results of operations.

Accounts with reported amounts based on significant estimates and judgments include, but are not limited to, revenue, accounts receivable, unbilled receivables, and accrued expenses.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include money market funds and other investments, typically US Treasury bills, with original maturities of three months or less.

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash and accounts receivable. We place cash with major financial institutions, which management assesses to be of high credit quality, in order to limit exposure to any single institution.

The Company grants credit to its customers in the normal course of business, exposing it to credit risk in the event of nonrepayment by customers. The Company has not experienced any material losses in such accounts. Credit risk with respect to accounts receivable is mitigated by 1) upfront payment terms that are a common part of the Company's contracts with customers; 2) high credit quality counterparties; and 3) securities transactions that consider payment of the Company's fees as part of the transaction. Collateral is not required for accounts receivable.

Ledger Capital Markets, LLC

<u>Significant Customers</u>

The following customers accounted for 10% or more of the Company's revenue during the period from July 1, 2023 to December 31, 2024:

	From July 1, 2023 to December 31, 2024
Customer A	21%
Customer B	35%
Customer C	36%

Customer A, B, and C accounted for 12%, 12%, and 68% of accounts receivable, respectively, as of December 31, 2024.

Revenue Recognition

The Company recognizes revenue in conformity with the Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers." Revenues are recognized when: (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

The recognition and measurement of revenue from contracts with customers is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Transaction Fees</u>

Transaction fees are earned by the Company as part of engagement agreements with counterparties to provide advisory services related to the structuring and placement of ILS Notes. The agreements require the counterparty to pay a transaction fee based on the percentage of the reinsured premium received by the counterparty under a reinsurance agreement. The Company's performance obligation is met, and revenue is recognized, at the point in time that the reinsurance agreements are executed and the ILS Notes are placed with the investor. Transaction fees for these agreements are typically based on estimated premiums provided by a ceding insurance company. Recorded revenue is evaluated as actual premium data is received over the 12 to 24 month period following the date of the placement of the ILS Notes.

The Company generally does not intend to provide financing to its clients, however, due to the variability of the ultimate fee amount, counterparties are billed for a portion of the fees at the closing of the transaction, typically 80%, and the remainder once final premium data is made available which usually occurs after 12 to 24 months. Since the amount initially invoiced is less than the amount of revenue recognized, primarily because the performance obligations are satisfied at the time the ILS Notes have been placed with the client, the Company's contracts often result in the recording of unbilled receivables. If final premium data is less than the estimated premiums provided by the ceding insurance company at the close of the transaction, the Company may issue refunds to customers for the amount by which the amount initially invoiced exceeds the final fee amount.

During the period from July 1, 2023 to December 31, 2024 the amount of revenue recognized related to performance obligations satisfied in a previous period, inclusive of changes due to estimates, was approximately $402,551.

The Company recognizes a credit loss on receivables, if after contract inception, it becomes probable that payment is not collectible. The Company reviews receivables on an individual basis for credit loss. No provision for credit loss was recognized during the period ended December 31, 2024.

Ledger Capital Markets, LLC

Costs to Obtain and Fulfill a Contract

Under the revenue recognition accounting standard, certain costs to obtain or fulfill a contract that were previously expensed as incurred can be capitalized. There were no incremental costs of obtaining contracts capitalized for the period ended December 31, 2024.

Allowance for Credit Losses

On July 1, 2023, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 326, Credit Losses-Measurement of Credit Losses on Financial Instruments, as amended, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology.

The CECL model requires the Company to estimate expected credit losses over the entire lifetime of a financial asset such as loans, trade receivables, contract asset and other financial instruments. This approach aims to provide a more timely and accurate assessment of potential credit losses.

Subject balances for the company include accounts receivable and unbilled receivables. The Company has evaluated its financial assets and determined that no adjustment was necessary due to limited historical credit loss experience and the high credit quality of its creditors.

Income Taxes

All federal and state taxes based on the Company's taxable income (or loss) are accrued and paid by the Parent. A single member LLC that is disregarded for tax purposes generally is not liable for the current and deferred income taxes of its taxable owner provided that it maintains its separate and distinct corporate existence. Accordingly, while recognizing an allocation of current and deferred income taxes in the separate financial statements of a single member LLC would be acceptable, the Company does not believe it is required.

The Company believes that it has no significant uncertain tax positions as of December 31, 2024.

3. Receivables

Accounts receivable consisted of the following:

	December 31, 2024
Accounts receivable	$711,093
Unbilled receivable	5,834,465
Total	**$6,545,558**

The Company's standard payment terms are net 30 days and, as of December 31, 2024, $149,020 of accounts receivable was considered past due.

Unbilled Receivables

Unbilled receivables are amounts for which revenue recognition precedes billing, and billing is solely subject to the passage of time.

Unbilled receivables by expected billing date are as follows:

	December 31, 2024
1 year or less	$968,758
1-2 years	1,655,385
More than 2 years	3,210,323
Total	**$5,834,465**

4. Accounts Payable and Accrued Liabilities

As of December 31, 2024, the Accounts Payable and Accrued Liabilities balance consisted of $312,367 of accrued expenses, including accrued employee bonuses and employer taxes, $574,786 of refunds due to customers, and $183,187 in accounts payable.

5. Related Party Transactions

The Company and the Parent are party to a written Expense Services Agreement ("ESA") under which the Parent agrees to provide services to and pay certain expenses on behalf of the Company. Such services include provision of office space and related office and communications equipment, personnel services and related benefit and insurance and payroll tax expenses, regulatory filing fees, and professional fees. Total expenses paid to the Parent pursuant to the ESA for the period from July 1, 2023 through December 31, 2024 were $342,962 and are included in compensation and benefits expenses, rent and software expenses on the statement of operations. As of December 31, 2024, the amount due to the Parent from the Company was $39,840 which is included in accounts payable and accrued liabilities on the statement of financial condition.

The Parent also wholly owns Ledger ILS Managers, LLC, an SEC registered investment advisor, which advises funds and separately managed accounts as a fiduciary. During the period, transaction fee revenue was earned related to contracts placed in funds or vehicles advised by Ledger ILS Managers, LLC.

The Parent also wholly owns Ledger Re SPC ("Ledger Re"), a Cayman Islands Class B(iii) licensed insurer, which provides transformer services to clients of the Company. During the period, transaction fee revenue was earned related to contracts placed in transformer vehicles serviced by Ledger Re.

6. Regulatory Capital Requirements and Exemptive Provisions

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company has elected to use the basic method permitted under the rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively to advisory services associated with the structuring and placement of insurance-linked securities.

As of December 31, 2024 the Company had net capital of approximately $820,264 which exceeded the required net capital amount of $71,356 by approximately $748,908. The Company had aggregate indebtedness of $1,070,340, which results in a ratio of aggregate indebtedness to net capital of 130.49% as of December 31, 2024.

7. Commitments and Contingencies

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections.

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings, if any, on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. There are no estimated liabilities or contingencies as of December 31, 2024.

Ledger Capital Markets, LLC

8.   Subsequent Events

The Company has evaluated events and transactions through March 31, 2025, the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements. No such other events or transactions have occurred.